Electronic Kourseware International, Inc.

300-A S. Front Street

PO Box 1657

Kyle, Texas 78640

Telephone: (800) 453-1708

Fax: (512) 268-2716

July 10, 2008

VIA FAX AND EDGAR TRANSMISSION

Securities and Exchange Commission

Washington, D.C. 20549

Attention: Collin Webster

Re:	Electronic Kourseware International, Inc.
Form 10/12G
Filed May 15, 2008
File No. 0-53242

Request for Withdrawal

Dear Mr. Webster:

On May 15, 2008, Electronic Kourseware International, Inc., voluntarily filed the referenced registration statement on Form 10/12G with the Securities and Exchange Commission. The registration would become effective by operation of law on July 14, 2008, unless earlier withdrawn. Because the Company is not yet prepared to fully respond to the Commission staff’s comments and update its financial statements, we request that the registration statement be withdrawn.

We intend to refile a revised registration statement on Form 10-12G with updated interim financial statements and to respond to the staff’s comments as soon as possible.

Very truly yours,

Electronic Kourseware International, Inc.

/s/ Phillip Greer
By:	Phillip Greer
Chief Executive Officer